TASEKO MINES LIMITED

Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment.  This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting for the three months ended March 31, 2026 (the "Financial Statements").  You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.ca ("SEDAR+") and on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system on the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of May 6, 2026.  All dollar figures stated herein are expressed in thousands of Canadian dollars ("$", "Cdn$"), unless otherwise indicated.  Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk.  An explanation of these non-GAAP measures and their calculations are provided on page 22.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities, and events or developments that the Company expects are forward- looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management's Discussion and Analysis

TASEKO MINES LIMITED

Management's Discussion and Analysis

Overview

Taseko is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades.  The Company's principal assets are the wholly-owned Gibraltar mine ("Gibraltar"), which is located in central British Columbia ("BC") and is one of the largest copper mines in North America, and Florence Copper ("Florence" or "Florence Copper"), which is located in Arizona and has recently commenced operations.  Taseko also owns the Yellowhead copper, New Prosperity copper-gold, Aley niobium, and Harmony gold projects in British Columbia.

Highlights

	Three months ended March 31,
Gibraltar operating data	2026	2025	Change
Tons mined (millions)	24.2	23.2	1.0
Tons milled (millions)	7.0	7.9	(0.9)
Production (million pounds Cu)	30.0	20.0	10.0
Sales (million pounds Cu)	27.0	21.8	5.2

Financial data	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2026	2025	Change
Revenues	237,093	139,149	97,944
Cash flows from operations	93,857	55,892	37,965
Net income (loss)	16,844	(28,560)	45,404
Per share - Basic ("EPS")	0.05	(0.09)	0.14
Earnings from mining operations before depletion, amortization and non-recurring items*	114,561	38,791	75,770
Adjusted EBITDA*	93,463	34,391	59,072
Adjusted net income (loss)*	27,535	(6,943)	34,478
Per share - Basic ("Adjusted EPS")*	0.08	(0.02)	0.10

TASEKO MINES LIMITED

Management's Discussion and Analysis

First Quarter Review

• Earnings from mining operations before depletion and amortization* was $114.6 million, Adjusted EBITDA* was $93.5 million and cash flow from operations was $93.9 million;

• Net income was $16.8 million ($0.05 earnings per share) and Adjusted net income* was $27.5 million ($0.08 adjusted earnings per share);

• Gibraltar produced 30.0 million pounds of copper, including 0.7 million pounds of copper cathode, at a total operating cost (C1)* of US$2.63 per pound of copper produced.  Copper head grades averaged 0.25% and recoveries averaged 83%;

• Gibraltar sold 27.0 million pounds of copper, including 0.9 million pounds of copper cathode, at an average realized copper price of US$5.74 per pound contributing to revenues of $237.1 million for Taseko.  The Company had copper collar contracts maturing in the first quarter for 27 million pounds with a ceiling price of US$5.40 per pound, resulting in a realized derivative loss of $17.4 million;

• Site costs increased in the quarter compared to 2025 as a result of higher diesel and explosive costs which could remain elevated in the coming quarters due to market factors;

• Florence Copper's SX/EW plant started up in mid-February and first copper cathodes were harvested at the end of February.  A total of 1.5 million pounds of copper cathode was produced in the last five weeks of the quarter.  Ongoing drilling and expansion of the wellfield will continue in 2026 to support the ramp up of copper production at Florence; and

• At March 31, 2026, the Company had a cash balance of $169 million and total available liquidity of $322 million including its undrawn corporate revolving credit facility.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Review of Operations

Gibraltar

Operating data	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Tons mined (millions)	24.2	28.0	29.3	30.4	23.2
Tons milled (millions)	7.0	7.2	7.8	7.7	7.9
Strip ratio	2.6	2.2	1.5	2.3	4.6
Site operating cost per ton milled*	$18.15	$16.61	$14.98	$11.23	$8.73
Copper concentrate
Head grade (%)	0.25	0.26	0.22	0.20	0.19
Recovery (%)	82.6	80.9	77.2	63.2	67.5
Production (million pounds Cu)	29.2	29.8	26.7	19.4	20.0
Sales (million pounds Cu)	26.0	30.8	25.4	19.0	21.8
Inventory (million pounds Cu)	5.9	2.9	4.0	2.7	2.3
Copper cathode
Production (thousand pounds Cu)	733	919	895	395	-
Sales (thousand pounds Cu)	938	783	905	-	-
Molybdenum concentrate
Production (thousand pounds Mo)	717	830	558	180	336
Sales (thousand pounds Mo)	708	953	421	178	364
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	$3.09	$2.80	$3.09	$3.15	$2.41
By-product credit*	(0.62)	(0.59)	(0.39)	(0.19)	(0.33)
Site operating cost, net of by-product credit*	2.47	2.21	2.70	2.96	2.08
Off-property cost*	0.16	0.26	0.17	0.18	0.18
Total operating cost (C1)*	$2.63	$2.47	$2.87	$3.14	$2.26

1 Copper pounds produced includes copper in concentrate and copper cathode.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Operations Analysis

First Quarter Results of Gibraltar

Gibraltar copper production totaled 30.0 million pounds in the quarter, including 0.7 million pounds of copper cathode, which was comparable to the previous quarter and a 50% increase from the comparative prior year quarter.  Gibraltar's cathode production benefited from the SX/EW plant operating continuously through the winter months.

Copper head grades averaged 0.25% and were in line with life of mine average grades.  Copper recoveries averaged 83% and benefitted from improved ore characteristics. Copper sales in the first quarter were 27.0 million pounds, and lower than production due to shipment timing.

Mill throughput was 7.0 million tons in the first quarter, impacted by lower mill availability due to maintenance activities and ore hardness.

A total of 24.2 million tons were mined in the first quarter, comparable to the comparative prior year quarter.  The average strip ratio was 2.6 in the quarter, reflecting continued advancement of waste stripping for the next phases of the Connector pit.

Total Gibraltar site costs* were $142.2 million (including capitalized stripping of $15.2 million) in the first quarter reflecting higher costs for key inputs and unscheduled maintenance activities. Diesel costs increased $5.3 million compared to the comparative prior year quarter, driven by both higher usage and increased diesel prices in March as a result of rising oil prices due to the ongoing conflict in the Middle East.  Explosives costs also increased $6.1 million compared to the comparative prior year quarter, driven by higher usage and higher costs caused by a disruption in the supply chain.  Site costs were also higher due to unscheduled maintenance activities, primarily on the loader and dozer fleets.

Molybdenum production was 717 thousand pounds in the first quarter and reflects the higher molybdenum grades realized in Connector pit ore.  At an average molybdenum price of US$25.73 per pound for the quarter, molybdenum provided a by-product credit of US$0.62 per pound of copper produced.

Off-property costs were US$0.16 per pound of copper produced and reflect the lower treatment and refining charges ("TCRC") realized on Gibraltar's favorable offtake contracts.

Total operating costs (C1)* were US$2.63 per pound of copper produced for the first quarter, compared to US$2.47 per pound of copper produced for the prior quarter, driven by higher repairs and maintenance costs and higher costs for key inputs, particularly diesel and explosives, partially offset by higher capitalized stripping costs and lower offsite costs.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Gibraltar Outlook

Mining activity is focused in the Connector pit, which will be the primary source of ore for the next three years (2026 through 2028).  Total copper production at Gibraltar for 2026 is expected to be in the range of 110 to 115 million pounds and is expected to continue at similar levels (± 5%) until completion of mining in the Connector pit.  This includes the expected impact of supergene ore on mill recoveries as well as a more conservative forecast for head grade based on mining experience to-date in the Connector pit.

Oxide ore mined from Connector Pit has been stacked on leach pads and will be processed in the Gibraltar SX/EW plant in the coming years.  The second oxide leach pad is now being integrated into the operation, which is expected to increase flow rates to the SX/EW plant, and support higher copper cathode production going forward.

Site diesel prices are currently $0.50 per litre higher than February levels. At these higher prices, Gibraltar's operating costs will increase by approximately US$0.15 per pound in future quarters if these market conditions prevail.

Molybdenum production in 2026 is expected to remain at similar levels to 2025, and with molybdenum prices above US$25.00 per pound, we continue to expect strong molybdenum by-product credits.

The Company has offtake agreements covering substantially all of Gibraltar’s copper concentrate production for 2026, which contain low and in certain cases negative TCRC rates reflecting the continued tight copper smelting market.  Based on the contract terms, the Company expects TCRCs to be nominal in 2026, similar to 2025. Spot TCRC rates continue to be attractive and the Company could tender additional 2027 tons in the coming months to take advantage of the favorable market.

The Company has a prudent hedging program in place to protect a minimum copper price and Gibraltar cash flow during the ramp-up of commercial operations at Florence Copper.  Currently, the Company has copper collar contracts in place with a floor of US$4.00 per pound and a ceiling of US$5.40 per pound for 27 million pounds of copper production for the second quarter of 2026, and a floor of US$4.75 per pound and a ceiling of between US$7.50 and US$8.50 per pound for 24 million pounds of copper production for the third quarter of 2026 (refer to "Financial Condition Review-Hedging Strategy" for details).  The Company has not hedged any of its Florence Copper production.

Florence Copper

Florence Copper is an in-situ copper recovery operation, located in Arizona, USA, that produces LME Grade A copper metal without conventional open-pit mining methods or major surface disturbance.  Florence Copper is projected to rank among the lowest greenhouse gas ("GHG") intensity primary copper producers in North America, delivering environmentally responsible copper to North American manufacturers and consumers.  The commercial operations at Florence Copper have an annual production capacity of 85 million pounds of copper and with current reserves has a current mine life of 22 years.  Florence Copper is expected to be in the lowest quartile of primary producers on the global copper cost curve based on its long-term operating parameters once at full production capacity.

Construction activities at Florence Copper were substantially complete in the fourth quarter of 2025.

The focus of the operating team in the first quarter transitioned to wellfield operations, commissioning of the SX/EW plant and the start of production.  Commercial wellfield acidification commenced in November with initial injection flowrates slightly above expectations.  Commissioning of the SX/EW plant area advanced in parallel with initial wellfield operations, and plant operations commenced mid-February.  Plating of copper cathode commenced with the startup of the electrowinning circuit and first cathodes were harvested at the end of February.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Wellfield drilling re-commenced in late 2025 and there are currently five drill rigs operating on site.  Continued expansion of the commercial wellfield will be required to support higher solution flows and increased copper production as the Florence Copper commercial operation progresses through its ramp up in 2026.

Total production in 2026 at Florence Copper is expected to be in the range of 30 to 35 million pounds of copper.  In the first quarter, with the SX/EW plant operating, Florence Copper produced a total of 1.5 million pounds of LME Grade A copper cathode with corresponding sales of 619 thousand pounds.

Florence Copper has a fixed price contract in place for all sulphuric acid requirements for 2026, so there is no expected near-term impact from reported disruptions in global acid supply chains due to geopolitical events in the Middle East.

Florence Copper site costs (US$ in thousands)	Three months ended March 31, 2026
Commissioning and start-up costs	15,175
Wellfield development capital expenditures	13,075
Site operating costs	7,414
Total site costs	35,664

Long-term Growth Strategy

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead copper project

In July 2025, the Company published a new report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" (the "Yellowhead 2025 Technical Report").  Based on the Yellowhead 2025 Technical Report, the Yellowhead copper project is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced.  During the first 5 years of operation, the Yellowhead project is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced.  The Yellowhead project also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

The economic analysis in the Yellowhead 2025 Technical Report was prepared using a copper price of US$4.25 per pound, a gold price of US$2,400 per ounce, and a silver price of US$28.00 per ounce.

Project highlights based on the Yellowhead 2025 Technical Report are detailed below:

• Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;

• Over the first 5 years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;

TASEKO MINES LIMITED

Management's Discussion and Analysis

• Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;

• Conventional open pit mining with a low strip ratio of 1.4;

• After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;

• Initial capital costs of $2.0 billion with a payback period of 3.3 years; and

• Expected to be eligible for the Canadian federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In June 2025, the Yellowhead project's Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment process.

The Company continued to advance the environmental assessment work on the Yellowhead project in the quarter.  After the first round of community-based open houses that were held in the fall, the next significant milestone is filing the detailed project description, based on public, Indigenous and agency feedback.  On April 29, 2026, the Government of BC announced that the Yellowhead copper project has been added to its list of priority major projects.

The Company continues to engage with project stakeholders to ensure that the development of the Yellowhead Project is in line with environmental and social expectations.  The Company has a community office for the Yellowhead project to support ongoing engagement with local communities including First Nations.

New Prosperity copper-gold project

In June 2025, Taseko, the Tŝilhqot'in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the "Teẑtan Biny Agreement").  The Teẑtan Biny Agreement ended litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future.

As part of the Teẑtan Biny Agreement, Taseko contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot'in Nation.  The trust will transfer the property interest to the Tŝilhqot'in Nation if and when it consents to a proposal to pursue mineral development in the project area. Taseko retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot'in Nation.  However, Taseko has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development. Taseko has also entered into a consent agreement with the Tŝilhqot'in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot'in Nation.  The Province of BC and the Tŝilhqot'in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot'in Nation will be sought for any proposed mining project to proceed through an environmental assessment process and have also agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot'in territory.

Aley niobium project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities.  In 2025, the Company produced on-spec ferro-niobium, and the process is now scaling up to provide product samples to support marketing initiatives.  The Company is also conducting a scoping study to investigate the potential for Aley to produce high-purity niobium oxides to supply the emerging niobium-based battery technology market.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Harmony gold project

On July 12, 2021, Taseko announced that it had entered into an asset purchase agreement (the "Agreement") to sell the Harmony Gold Project to JDS Gold Inc. ("JDS"), a newly incorporated company controlled by JDS Energy & Mining Inc. and affiliates.  Under the terms of the Agreement, JDS became the owner and operator of the Harmony Gold Project, a high-grade development-stage gold project located on Graham Island in Haida Gwaii.  Taseko retained a 15% carried interest in JDS and a 2% net smelter return royalty on the Project.  Taseko also had the right to terminate the Agreement and revert to 100% ownership of Harmony in the event JDS did not achieve certain project development milestones and an IPO or other liquidity event within an agreed timeframe.  The agreed timeframe was subsequently extended several times and, as the conditions were not met by the deadline, Taseko exercised its reversionary right to receive the mineral tenures back from JDS in late 2025.  Taseko is in the process of negotiating and executing a new option agreement with JDS to advance the Harmony Gold Project.

Market Review

Copper	Molybdenum	Canadian dollar/US dollar Exchange

1 Commodity prices in US dollars per pound.

2 Sources: London Metals Exchange for copper prices, Platts Metals for molybdenum prices, Bank of Canada for Canadian dollar/US dollar exchange rates.

Copper prices on the London Metal Exchange (“LME”) are currently around US$5.90 per pound compared to US$5.52 per pound at March 31, 2026 and the first quarter average of US$5.83 per pound.  Despite volatility from the outbreak of war in the Middle East and the effective closure of the Strait of Hormuz, copper prices recovered quickly and have remained near record levels.  While demand for copper generally drops with slowdowns in GDP growth, the current physical copper market remains tight.  Specifically, recent supply side announcements of downward production forecasts are still indicating potential copper market deficits in 2026 and the years ahead.  Published downgrades in multi-year production guidance from Grasberg (one of the world’s largest copper mines owned by Freeport) and Kamoa-Kakula (owned by Ivanhoe Mines) are of particular note.  Demand is also being bolstered by advancement in artificial intelligence, construction of datacenters and continued energy transition trends, which are expected to be bolstered by a focus on energy security following the conflict in the Middle East.

Longer-term demand for copper is also expected to remain strong driven by strong structural demand trends in electrification, renewable energy, artificial intelligence, and overall industrial activity.  At the same time, tight long term supply conditions are expected to continue due to production challenges at large mines, declining ore grades and few available sources of significant new primary copper supply.  These factors continue to provide structural catalysts and support for a higher copper price in the longer term as significant new mine supply lags behind growth in copper demand.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Smelter TCRCs also remain under pressure, including spot rates at negative (premium) rates, driven by an increase in global copper smelting capacity and disruptions in the supply of copper concentrates from mines, and reinforce the view of a constrained upstream environment.

Approximately 11% of the Company's revenue is made up of molybdenum sales.  Molybdenum prices are currently around US$28.42 per pound compared to US$26.50 per pound at March 31, 2026 and the first quarter average of US$25.73 per pound.  The Company's sales agreements specify molybdenum pricing based on published Platts Metals reports.

The Company's mining operations at Gibraltar Mine, are significant consumers of diesel fuel and other petroleum-based products. A material and sustained increase in oil prices will increase the Company's operating costs, which could adversely affect profitability and cash flows. At current diesel prices, the increase in C1 cost per pound is estimated to be between $0.10 to $0.15 per pound.  The Company's operations at Florence Copper also consumes a significant amount of sulfuric acid, the availability of which or the transportation of, could indirectly be impacted by higher sulfuric acid prices and increased logistic costs in 2027 and beyond.

Financial Performance

Earnings

	Three Months ended March 31,
(Cdn$ in thousands)	2026	2025	Change
Net income (loss)	16,844	(28,560)	45,404
Unrealized foreign exchange loss	12,171	2,074	10,097
Unrealized (gain) loss and fair value adjustments on derivatives	(9,582)	23,536	(33,118)
Accretion on Cariboo consideration payable	1,261	664	597
Accretion on Florence royalty obligation	6,294	2,571	3,723
Estimated tax effect of adjustments	547	(7,228)	7,775
Adjusted net income (loss)	27,535	(6,943)	34,478

The Company recorded Adjusted net income of $27.5 million ($0.08 adjusted net income per share) in the first quarter, compared to an adjusted net loss of $6.9 million ($0.02 adjusted net loss per share) in the comparative prior year quarter, primarily driven by higher revenue resulting from higher realized copper prices, as well as higher production and sales volumes as Gibraltar returned to more normalized mining operations in the Connector pit. The increase in Adjusted earnings was partially offset by the realized loss on the Company’s first quarter copper collars, higher site operating costs, primarily due to lower capitalized stripping costs, higher costs for diesel and explosives, and higher maintenance expenditures.

Net income was $16.8 million ($0.05 earnings per share) in the first quarter, which included unrealized losses on foreign exchange of $12.2 million due to the effect of a stronger US dollar on the Company’s US dollar-denominated debt, unrealized losses on the Florence copper stream of $11.4 million, accretion on Florence royalty obligation of $6.3 million, and accretion on Cariboo consideration payable of $1.3 million, reflecting higher prevailing copper price trends and the impact on the valuation of the respective instruments.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Net loss was $28.6 million in the comparative prior year quarter, which included unrealized losses on derivatives of $23.5 million due to increasing copper price trends during the comparative period and its effect on the fair value of outstanding copper hedges.

Revenues

	Three months ended March 31,
(Cdn$ in thousands)	2026	2025	Change
Copper contained in concentrate	197,069	127,735	69,334
Copper cathode	12,214	-	12,214
Molybdenum concentrate	27,009	9,650	17,359
Silver	453	1,741	(1,288)
Gold	567	389	178
Treatment and refining costs	(219)	(366)	147
Revenue	237,093	139,149	97,944

Sales of copper in concentrate[1] (thousand pounds)	24,991	20,907	4,084
Average realized copper price (US$ per pound)	5.74	4.24	1.50
Average LME copper price (US$ per pound)	5.83	4.24	1.59
Average exchange rate (CAD/USD)	1.37	1.44	(0.07)

1 Sales of copper in concentrate includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Revenues from the sales of copper contained in concentrate increased by $69.3 million to $197.1 million in the first quarter, compared to $127.7 million in the comparative prior year quarter.  The increase was driven by a positive price variance of $53.9 million reflecting a US$1.50 per pound higher average realized copper price, and a positive volume variance of $25.0 million on higher sales volume of 4.1 million pounds, partially offset by a negative foreign exchange variance of $9.6 million.

Copper cathode revenues were $12.2 million in the first quarter consisting of $7.5 million on sales of 0.9 million cathode pounds from Gibraltar and $4.7 million on sales of 0.6 million cathode pounds from Florence.

Molybdenum revenues increased by $17.4 million to $27.0 million in the first quarter, compared to $9.7 million in comparative prior year quarter, attributable to increased sales volumes as Gibraltar began to realize the higher expected molybdenum grades and recoveries from Connector pit ore, and a stronger molybdenum price environment during the quarter.

The Company recorded treatment and refining costs of $0.2 million in the first quarter, comparable to $0.4 million in comparative prior year quarter, reflecting the favorable TCRC rates realized under the Company's offtake agreements.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Cost of sales and other operating costs

	Three months ended March 31,
(Cdn$ in thousands)	2026	2025	Change
Site operating costs	136,970	68,917	68,053
Transportation costs	6,395	5,984	411
Changes in inventories:
Changes in finished goods	(19,875)	2,710	(22,585)
Changes in sulphide ore stockpiles	1,507	28,263	(26,756)
Changes in oxide ore stockpiles	(175)	(5,516)	5,341
Changes of copper inventories in solutions	(2,290)	-	(2,290)
Production costs	122,532	100,358	22,174
Depletion and amortization	29,166	22,425	6,741
Cost of sales	151,698	122,783	28,915

Site operating costs were $137.0 million in the first quarter, compared to $68.9 million in the comparative prior year quarter.  Gibraltar site operating costs were $127.0 million and were higher on a comparative basis, primarily reflecting lower capitalized stripping costs in the current period.  Capitalized stripping costs in the current quarter were $15.2 million, compared to $38.1 million in the comparative prior year quarter, as the prior period benefitted from higher capitalized stripping costs associated with the pushback in the Connector pit.  Current quarter costs also reflect longer loaded hauls, higher input costs on consumables, particularly for diesel and explosives, and the operating costs of the Gibraltar SX/EW plant which was restarted in May last year and which ran through the winter months in early 2026.  Gibraltar also had higher unplanned maintenance and advanced scheduled repairs and maintenance expenditures forward in the current quarter.  Florence also contributed $9.9 million to site operating costs as operations have commenced at the Florence Copper facility in the quarter.

Transportation costs were $6.4 million in the first quarter, compared to $6.0 million in the comparative prior year quarter, and generally reflect the higher sales volume in the current period.

Cost of sales was also impacted by changes in inventories.  Gibraltar copper concentrate inventory increased by 3.0 million pounds during the quarter due to the timing of shipments, which contributed to a $15.7 million decrease in production costs.  Florence Copper also built up 0.9 million pounds of finished copper cathode inventory at the end of the quarter and contributed to a $4.2 million decrease in production costs.  Wellfield operations have commenced at Florence, dissolved copper extracted from the Florence wellfield into the pregnant leach solution through the ponds and plants resulted in $2.3 million of production costs reclassified into work-in-process copper inventory in solutions.

Depletion and amortization increased by $6.7 million to $29.2 million in the first quarter, compared to $22.4 million in comparative prior year quarter, reflecting Gibraltar's transition of mining activities to the Connector pit and the associated amortization of previously deferred stripping costs.

Other expenses (income)

	Three months ended March 31,
(Cdn$ in thousands)	2026	2025	Change
General and administrative	4,598	3,324	1,274
Share-based compensation expense	9,017	5,004	4,013
Realized loss on settled copper collars and fuel call options	17,415	1,553	15,862
Reversal of unrealized (loss) gain on settled copper collars previously recognized	(12,496)	5,227	(17,723)
Unrealized (gain) loss on outstanding copper collars and fuel call options	(8,740)	16,339	(25,079)
Fair value adjustment on Florence copper stream derivative	11,400	5,280	6,120
Fair value adjustment on Cariboo contingent performance payments	254	(3,310)	3,564
Project evaluation expense	343	1,169	(826)
Other expenses (income), net	222	(56)	278
Other expenses	22,013	34,530	(12,517)

TASEKO MINES LIMITED

Management's Discussion and Analysis

General and administrative expenses were $4.6 million in the first quarter, compared to $3.3 million in comparative prior year quarter.  The increase in general and administrative expenses was attributable to increased personnel and scaling of corporate functions to support overall growth in operations.

Share-based compensation relates to expenses associated with the vesting of share options, restricted share units, and performance share units over their respective vesting periods, and fair value adjustments on deferred share units.  Share-based compensation expenses increased by $4.0 million to $9.0 million in the first quarter from $5.0 million in comparative prior year quarter, primarily reflecting the increase in the Company's share price and its impact on the valuation of the Company's long-term incentive awards.  For more information, refer to Financial Statements-Note 16.

The Company realized a loss on derivatives of $17.4 million in the first quarter, reflecting the settlement of copper collar contracts that had a call price of US$5.40 per pound when the prevailing price averaged US$5.83 per pound over the period covering 27 million pounds of copper.  These collars were entered into as part of the Company’s hedging strategy to support its project finance and capital build out and ramp up of Florence Copper.  In turn, unrealized losses of $12.5 million on these first quarter copper collar contracts that was recognized in previous quarters were reversed.

The changes in fair value of $8.7 million on the Company’s outstanding copper collar positions for future quarter was due to prevailing copper prices.

Fair value adjustment on Florence copper stream derivative was $11.4 million in the first quarter and reflects increases in forecast copper prices applied over the term of the instrument.

Project evaluation expense represents costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko's engineering and technical teams on various project initiatives.

Finance expenses and income

	Three months ended March 31,
(Cdn$ in thousands)	2026	2025	Change
Interest expense	16,199	17,346	(1,147)
Amortization of deferred financing charges	641	617	24
Finance income	(1,474)	(1,330)	(144)
Less: Capitalized interest expense	(7,221)	(5,756)	(1,465)
Finance expenses, net	8,145	10,877	(2,732)

Accretion on deferred revenue	2,288	2,711	(423)
Accretion on provision for environmental rehabilitation	752	724	28
Accretion on Cariboo consideration payable	1,261	664	597
Accretion on Florence royalty obligation	6,294	2,571	3,723
Accretion expenses	10,595	6,670	3,925

TASEKO MINES LIMITED

Management's Discussion and Analysis

Net finance expenses were $8.1 million in the first quarter, compared to $10.9 million in the comparative prior year quarter.  Interest expense decreased by $1.1 million as the Company de-levers and in particular continues to pay down its outstanding equipment loans.  Capitalized interest increased by $1.5 million, reflecting increased cumulative capital spend on the Florence commercial production facility.

Accretion on Cariboo consideration payable was $1.3 million in the first quarter and reflects changes in the timing of expected cash flows arising from changes in forecast copper price assumptions applied over the remaining term of the Sojitz earn-out and the Dowa and Furukawa earn-out obligations.

Accretion on Florence royalty obligation was $6.3 million in the first quarter and reflects accretion and changes in the timing of expected cash flows arising from higher prevailing copper price forecasts applied over the term of the Florence royalty obligation.

Income tax

	Three months ended March 31,
(Cdn$ in thousands)	2026	2025	Change
Current income tax expense	1,944	-	1,944
Deferred income tax (recovery) expense	14,713	(7,980)	22,693
Income tax (recovery) expense	16,657	(7,980)	24,637

Effective tax rate	49.7%	21.8%	27.9
Canadian statutory rate	27.0%	27.0%	-
B.C. mineral tax rate	9.5%	9.5%	-

A reconciliation of the effective tax rate is presented below:

	Three months ended March 31,
(Cdn$ in thousands)	2026	2025	Change
Income tax expense (recovery) at Canadian statutory rate of 36.5%	12,225	(12,953)	25,178
Permanent differences	3,334	5,228	(1,894)
Foreign tax rate differentials	475	152	323
Unrecognized tax benefits	587	(151)	738
Deferred tax adjustments related to prior periods	36	(256)	292
Income tax (recovery) expense	16,657	(7,980)	24,637

The effective tax rate for the first quarter is higher than the combined BC mineral tax rate and the federal and provincial statutory income tax rate due to certain expenses such as finance charges, derivative losses, and general and administrative costs that are not deductible for BC mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, until they are applied, the effective tax rate may be significantly higher or lower than statutory rates.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Financial Condition Review

Balance sheet review

(Cdn$ in thousands, unless otherwise indicated)	March 31, 2026	December 31, 2025	Change
Cash	168,634	187,961	(19,327)
Other current assets	186,208	156,925	29,283
Property, plant and equipment	2,126,547	2,045,452	81,095
Other assets	90,708	82,149	8,559
Total assets	2,572,097	2,472,487	99,610

Current liabilities[1]	226,255	194,313	31,942
Debt:
Senior secured notes	686,386	674,114	12,272
Equipment-related financings	66,163	72,882	(6,719)
Cariboo consideration payable	111,018	132,006	(20,988)
Florence copper stream	100,675	91,501	9,174
Florence royalty obligation	111,920	107,599	4,321
Deferred revenue	83,726	82,617	1,109
Other liabilities	367,965	338,792	29,173
Total liabilities	1,754,108	1,693,824	60,284
Equity	817,989	778,663	39,326

Net debt (debt minus cash)	583,915	559,035	24,880
Total common shares outstanding (million shares)	365.6	361.1	4.5

1 Current liabilities exclude the current portion of long-term debt.

The Company's asset base is principally comprised of property, plant and equipment reflecting the capital-intensive nature of its large scale, open pit mining operation at Gibraltar and the commercial SX/EW facility at Florence Copper.  Other current assets primarily include accounts receivable, inventories (concentrate and cathode inventories, ore stockpiles, copper in solution, and supplies), prepaid expenses, and marketable securities.  Copper inventories, accounts receivable and cash balances can fluctuate due to the timing of sales and cash settlements.

Property, plant and equipment increased by $81.1 million during the first quarter, which includes Florence Copper capital expenditures of $42.2 million (which includes capitalized commissioning costs of $21.2 million and wellfield development costs of $17.6 million) and Gibraltar capital expenditures of $43.1 million (which includes capitalized stripping costs of $17.1 million and other capital expenditures of $26.0 million).

Net debt increased by $24.9 million during the first quarter, primarily due to the effect of a stronger US dollar on the Company's US dollar-denominated debt.

Cariboo consideration payable relates to earn-out obligations arising from the acquisition of Cariboo.  Cariboo consideration payable decreased by $21.0 million during the first quarter, primarily due to payments made to Sojitz, Dowa and Furukawa during the quarter.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Florence royalty obligation increased by $4.3 million, primarily reflecting changes in the timing of expected cash flows driven by higher forecast copper prices applied over the term of the obligation.  Florence copper stream increased $9.2 million, primarily due to the fair value impacts associated with higher forecast copper prices applied over the term of the stream.

Deferred revenue relates to the advance payments received from OR Royalties Inc. for the sale of future silver production from Gibraltar.

Other liabilities increased by $29.2 million primarily due to changes in deferred tax liabilities.  Deferred tax liabilities increased primarily due to timing differences arising on deduction of capitalized stripping costs for both Canadian income tax and BC mineral tax purposes.

At May 6, 2026, there were 365,633,150 common shares and 8,496,038 stock options outstanding.  More information on these instruments and the terms of their exercise can be found in Financial Statements-Notes 16 and 17.

Liquidity, cash flow and capital resources

At March 31, 2026, the Company had cash of $168.6 million (December 31, 2025 - $188.0 million) and available liquidity of approximately $322.0 million including its undrawn US$110 million revolving credit facility (December 31, 2025 - $338.7 million).

Cash provided by operating activities was $93.9 million in the first quarter, compared to $55.9 million in the comparative prior year quarter.  The increase in cash provided by operating activities was driven by increased revenues reflecting higher sales volumes and higher prevailing copper prices during the current quarter.

Cash used for investing activities was $97.9 million in the first quarter, compared to $130.9 million in the comparative prior year quarter.  Investing activities include $37.5 million in capital expenditures at Gibraltar ($15.2 million in capitalized stripping and $22.3 million in other capital expenditures), and $45.9 million in capital expenditures at Florence Copper, which includes $21.2 million (US$15.2 million) in capitalized commissioning costs and $15.0 million (US$10.9 million) in wellfield development costs.

Cash used for financing activities was $17.5 million in the first quarter, compared to cash provided by financing activities of $21.5 million in the comparative prior year quarter.  Financing activities include $12.5 million in payments to Sojitz, Dowa and Furukawa, $9.3 million in equipment debt repayments, and $1.8 million in interest payments.

Liquidity outlook

At March 31, 2026, the Company had approximately $322.0 million (December  31, 2025 - $338.7 million) of available liquidity including $168.6 million in cash and US$110 million undrawn capacity on its corporate revolving credit facility.

Based on current copper prices and with copper hedges in place, the Company expects stable operating margins and cash flows from Gibraltar in 2026.

At Florence Copper, wellfield drilling has also re-commenced, with five drill rigs on site, to continue the expansion of the commercial wellfield and support higher solution flowrates and increased copper production.  Production of copper cathode commenced recently with the startup of the electrowinning circuit.  The Florence Copper SX/EW plant continues its ramp up of production as additional wells and flow are added.

TASEKO MINES LIMITED

Management's Discussion and Analysis

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, joint ventures, or additional credit facilities, including additional notes offerings or increasing borrowings from commercial banks or credit funds through one or more credit facilities including increases to its existing revolving credit facility.  The Company evaluates these financing alternatives based on a number of factors, including the prevailing metal prices and projected operating cash flows from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

With strong copper prices prevailing and with Florence Copper ramp up this year, the Company is focused on capital allocation and excess liquidity will be earmarked for additional debt repayment to target lower leverage levels and improve credit ratings.  Once target leverage levels are met, the Company may also evaluate potential returns to shareholders including share buy backs while balancing capital needs throughout its operations and development project.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital and development projects, debt obligations and other uses of capital including potential returns to shareholders.  To mitigate commodity price risks in the short term, copper price options are entered into for a substantial portion of Gibraltar's copper production and the Company has a long track history of doing so.  The Company currently has copper price protection in place for 27 million pounds of production for the second quarter of 2026 at a LME floor price of US$4.00 per pound and a ceiling of US$5.40 per pound, and 24 million pounds of production for the third quarter of 2026 at a LME floor price of US$4.75 per pound and a ceiling between US$7.50 and US$8.50 per pound.

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money.  The amount and duration of the copper hedge positions is based on an assessment of business-specific risk elements combined with the copper pricing outlook.  Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (the strike price of the copper put option) to provide the necessary price protection.  Considerations for the cost of the hedging program include an assessment of Gibraltar’s, and Florence Copper’s, estimated production costs, copper price trends and the Company’s fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.  The Company will revert to shorter term floor price protection purchasing out-of-the-money put options for a modest premium once Florence Copper is through commissioning and ramp-up.

From time to time, the Company will look at potential hedging opportunities that mitigate the risk of rising input costs, including foreign exchange and fuel prices, where such a strategy is cost effective.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company has purchased fuel call options in the past to provide a price ceiling for diesel that is used by the mining fleet and may do so in the future.  The Company does not have any fuel price protection at this time.

TASEKO MINES LIMITED

Management's Discussion and Analysis

A summary of the Company's outstanding hedge positions is as follows:

	Notional amount	Strike price	Term to maturity	Original cost
At March 31, 2026
Copper collars	27 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	Q2 2026	$nil
Copper collars	12 million lbs	Floor - US$4.75 per lb Ceiling - US$7.50 per lb	Q3 2026	$0.1 million
Copper collars	12 million lbs	Floor - US$4.75 per lb Ceiling - US$8.50 per lb	Q3 2026	$nil

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder 2026	2027	2028	2029	2030	Thereafter	Total
Debt
2030 Notes	-	-	-	-	696,950	-	696,950
Interest	57,498	57,498	57,498	57,498	28,749	-	258,741
Equipment loans
Principal	21,072	14,626	12,277	759	449	-	49,183
Interest	2,511	1,728	596	73	8	-	4,916
Lease liabilities
Principal	7,140	5,952	2,098	1,338	452	-	16,980
Interest	990	729	223	99	30	-	2,071
Cariboo consideration payable[1]	-	25,250	25,250	15,250	15,250	48,462	129,462
PER[2]	-	-	-	-	-	156,520	156,520
Capital expenditures	10,818	-	-	-	-	-	10,818
Other expenditures:
Transportation-related services[3]	6,589	1,708	-	-	-	-	8,297

1 On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz Corporation ("Sojitz").  The acquisition price payable to Sojitz is a minimum of $60 million payable over 5 years and potential contingent payments dependent upon Gibraltar copper revenue and average annual LME copper prices.  As of March 31, 2026, $40 million of the $60 million minimum amount has been paid to Sojitz.  The remaining minimum amounts will be paid in $10 million annual instalments over the next 2 years.  There is no interest payable on these minimum amounts.  The Company also estimates $36.7 million of contingent payments payable over the next 3 years, which have not been included in the table above.

On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa.  The acquisition price payable to Dowa and Furukawa is a minimum $117 million payable over 10 years.  The amount and timing of these payments is dependent upon Gibraltar cash flow and average annual LME copper prices.

2 Provision for environmental rehabilitation ("PER") represents the net present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper.  At March 31, 2026, the Company has provided surety bonds for $140.9 million for Gibraltar's reclamation security and US$37.1 million for Florence Copper's reclamation security.

3 Transportation-related services include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

TASEKO MINES LIMITED

Management's Discussion and Analysis

We have $3 million of committed annual contributions remaining in connection with the Teẑtan Biny Agreement that was signed in June 2025.

In 2024, Gibraltar received an amendment to its M-40 permit in which the required closure bonding from the Province of BC to increase from $108.5 million to $140.9 million.  Gibraltar was required to post this additional bonding over a 15-month period.  In March and July 2025, Gibraltar posted surety bonds totaling $16.7 million, and in March 2026 posted an additional surety bond of $15.7 million to the Province of BC.

Summary of Quarterly Results

(Cdn$ in thousands, except per share amounts)	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	237,093	243,767	173,906	116,082	139,149	167,799	155,617	137,730
Net income (loss)	16,844	4,454	(27,838)	21,868	(25,814)	(21,207)	(180)	(10,953)
Basic EPS	0.05	0.01	(0.09)	0.07	(0.08)	(0.07)	-	(0.04)
Adjusted net income (loss)*	27,535	41,525	5,584	(13,025)	(7,117)	10,468	8,228	30,503
Adjusted basic EPS	0.08	0.11	0.02	(0.04)	(0.02)	0.03	0.03	0.10
Adjusted EBITDA*	93,463	116,464	62,137	17,432	34,250	55,602	47,689	70,777

Gibraltar copper sales (million pounds)	27.0	31.6	26.3	19.0	21.8	27.4	26.3	22.6
Realized copper price (US$ per pound)	$5.74	$5.13	$4.49	$4.32	$4.24	$4.13	$4.23	$4.49
Total operating (C1) cost* (US$ per pound)	$2.63	$2.47	$2.87	$3.14	$2.26	$2.42	$2.92	$2.99

Financial results for the last eight quarters reflect volatile copper, molybdenum prices and foreign exchange rates that impacted realized sales prices, and the variability in quarterly sales volumes due to copper grades and timing of shipments which impacted revenue recognition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.2 of the consolidated financial statements for the year ended December 31, 2025.  The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis, and revisions are recognized in the periods in which the estimates are revised and in any future periods affected.

There were no changes in accounting policies during the three months ended March 31, 2026.

Changes in Accounting Policies

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9, Financial Instruments and related disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The amendments are effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed consolidated interim financial statements. For financial liabilities settled in cash using an electronic payment system, the Company applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The impact of adoption on the Company’s comparative cash balance as at December 31, 2025 was not material and is therefore not presented as a separate line item in the condensed consolidated interim statement of cash flows.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal controls over financial reporting include those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel ("KMP") include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain KMP.  This retirement compensation arrangement (the "RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits.  In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change in control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Financial Statements-Note 16).

Compensation for KMP (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
(Cdn$ in thousands)	2026	2025
Salaries and benefits	2,676	3,113
Post-employment benefits	161	220
Share-based compensation	5,746	4,000
Total KMP compensation	8,583	7,333

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards.  These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company's performance.  These measures have been derived from the Company's financial statements and applied on a consistent basis.  The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

Gibraltar total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable.  Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales.  Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost.  Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced.  Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced.  By-product credit is calculated based on actual sales of molybdenum (net of treatment costs), silver and gold during the period divided by the total pounds of copper produced during the period.  These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Gibraltar (Cdn$ in thousands)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Cost of sales	151,698	146,919	134,664	120,592	122,783
Less:
Depletion and amortization	(29,166)	(27,207)	(27,876)	(25,210)	(22,425)
Changes in inventories of finished goods	19,875	(2,611)	1,425	2,123	(2,710)
Changes in inventories of ore stockpiles	(1,332)	13,473	16,685	(5,718)	(22,747)
Changes in inventories of copper in solution	2,290	-	-	-	-
Transportation costs	(6,395)	(10,989)	(7,247)	(5,720)	(5,984)
Site operating costs	136,970	119,585	117,651	86,067	68,917
Less: Florence site operating costs	(9,949)	-	-	-	-
Gibraltar site operating costs	127,021	119,585	117,651	86,067	68,917
Less by-product credits:
Molybdenum, net of treatment costs	(27,009)	(25,095)	(13,903)	(4,814)	(8,774)
Silver, excluding amortization of deferred revenue	2,026	312	(295)	(58)	(131)
Gold	(567)	(619)	(761)	(351)	(389)
Gibraltar site operating costs, net of by-product credits	101,471	94,183	102,692	80,844	59,623
Gibraltar total copper produced (thousand pounds)	29,893	30,712	27,593	19,813	19,959
Total costs per pound produced	3.39	3.07	3.72	4.08	2.99
Average exchange rate for the period (CAD/USD)	1.37	1.39	1.38	1.38	1.44
Site operating costs, net of by-product credits (US$ per pound)	2.47	2.21	2.70	2.96	2.08
Gibraltar site operating costs, net of by-product credits	101,471	94,183	102,692	80,844	59,623
Add off-property costs:
Treatment and refining costs (premiums)	96	394	(512)	(837)	(510)
Transportation costs	6,395	10,989	7,247	5,720	5,984
Gibraltar total operating costs	107,962	105,566	109,427	85,727	65,097
Gibraltar total operating costs (C1) (US$ per pound)	$2.63	$2.47	$2.87	$3.14	$2.26

Gibraltar total site costs

Gibraltar total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period.  This measure is intended to capture total site operating costs incurred at Gibraltar during the period calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Site operating costs (included in cost of sales)	136,970	119,585	117,651	86,067	68,917
Less: Florence site operating costs	(9,949)	-	-	-	-
Gibraltar site operating costs	127,021	119,585	117,651	86,067	68,917
Gibraltar capitalized stripping costs	15,169	5,986	6,106	30,765	38,082
Total site costs	142,190	125,571	123,757	116,832	106,999

TASEKO MINES LIMITED

Management's Discussion and Analysis

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

• Unrealized foreign currency gains and losses;

• Unrealized gains and losses on derivatives (including any reversals for prior periods);

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt, net of capitalized interest;

• Realized gain on sale of finished goods inventories;

• Realized gains on processing of ore stockpiles;

• Accretion on Florence royalty obligation;

• Accretion on Cariboo consideration payable;

• Tax effect of sale of non-controlling interest in New Prosperity; and

• Non-recurring other expenses for Cariboo acquisition.

Management believes that these transactions do not reflect the underlying operating performance of the Company's core mining business and are not necessarily indicative of future operating results.  Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share ("Adjusted EPS") is Adjusted net income attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Net income (loss)	16,844	4,454	(27,838)	21,868
Unrealized foreign exchange loss (gain)	12,171	(9,000)	14,287	(40,335)
Unrealized (gain) loss and fair value adjustments on derivatives	(9,582)	37,676	14,977	9,489
Accretion on Cariboo consideration payable	1,261	4,048	4,041	4,484
Accretion on Florence royalty obligation	6,294	18,415	6,991	6,201
Tax effect of sale of non-controlling interest in New Prosperity	-	-	-	(9,285)
Estimated tax effect of adjustments	547	(14,068)	(6,874)	(5,447)
Adjusted net income (loss)	27,535	41,525	5,584	(13,025)
Adjusted EPS	$0.08	$0.11	$0.02	$(0.04)

TASEKO MINES LIMITED

Management's Discussion and Analysis

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net loss	(28,560)	(21,207)	(180)	(10,953)
Unrealized foreign exchange loss (gain)	2,074	40,462	(7,259)	5,408
Unrealized loss (gain) and fair value adjustments on derivatives	23,536	(25,514)	1,821	10,033
Accretion on Cariboo consideration payable	664	4,543	9,423	8,399
Accretion on Florence royalty obligation	2,571	3,682	3,703	2,132
Other operating costs	-	4,132	4,098	10,435
Realized gain on sale of inventory[1]	-	-	-	3,768
Realized gain on processing of ore stockpiles[2]	-	1,905	3,266	4,056
Non-recurring other expenses related to Cariboo acquisition	-	-	-	394
Call premium on settlement of debt	-	-	-	9,571
Loss on settlement of debt, net of capitalized interest	-	-	-	2,904
Estimated tax effect of adjustments	(7,228)	2,465	(6,644)	(15,644)
Adjusted net income (loss)	(6,943)	10,468	8,228	30,503
Adjusted EPS	$(0.02)	$0.03	$0.03	$0.10

1 Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to Adjusted net income in the period the inventories were sold.

2 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been added back to Adjusted net income in the period the inventories were processed.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is presented as a supplemental measure of the Company's performance and ability to service debt.  Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance.  Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized foreign exchange gains and losses;

• Unrealized gains and losses on derivative (including any reversals for prior periods);

• Amortization of share-based compensation expense;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt;

• Realized gains on sale of finished goods inventories;

• Realized gains on processing of ore stockpiles; and

• Non-recurring other expenses for Cariboo acquisition.

TASEKO MINES LIMITED

Management's Discussion and Analysis

(Cdn$ in thousands)	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Net income (loss)	16,844	4,454	(27,838)	21,868
Depletion and amortization	29,166	27,207	27,974	25,210
Finance and accretion expenses	20,214	36,925	24,888	23,943
Finance income	(1,474)	(1,098)	(1,368)	(124)
Income tax expense (recovery)	16,657	13,096	2,918	(27,439)
Unrealized foreign exchange loss (gain)	12,171	(9,000)	14,287	(40,335)
Unrealized (gain) loss and fair value adjustments on derivatives	(9,582)	37,676	14,977	9,489
Share-based compensation expense	9,467	7,204	6,299	4,820
Adjusted EBITDA	93,463	116,464	62,137	17,432

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net loss	(28,560)	(21,207)	(180)	(10,953)
Depletion and amortization	22,425	24,641	20,466	13,721
Finance and accretion expenses	18,877	21,473	25,685	21,271
Finance income	(1,330)	(1,674)	(1,504)	(911)
Income tax expense (recovery)	(7,980)	11,707	(200)	(3,247)
Unrealized foreign exchange loss (gain)	2,074	40,462	(7,259)	5,408
Unrealized loss (gain) and fair value adjustments on derivatives	23,536	(25,514)	1,821	10,033
Share based compensation expense (recovery)	5,349	(323)	1,496	2,585
Other operating costs	-	4,132	4,098	10,435
Call premium on settlement of debt	-	-	-	9,571
Loss on settlement of debt	-	-	-	4,646
Realized gain on sale of inventory[2]	-	-	-	3,768
Realized gain on processing of ore stockpiles[3]	-	1,905	3,266	4,056
Non-recurring other expenses for Cariboo acquisition	-	-	-	394
Adjusted EBITDA	34,391	55,602	47,689	70,777

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back.  The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the results of the Company's operations and financial position, and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2026	2025
Earnings from mining operations	84,443	16,366
Add:
Depletion and amortization	29,166	22,425
Other operating costs	952	-
Earnings from mining operations before depletion, amortization and non-recurring items	114,561	38,791

TASEKO MINES LIMITED

Management's Discussion and Analysis

Gibraltar site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the Company's Gibraltar site operations on a tons milled basis.

Gibraltar (Cdn$ in thousands)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Site operating costs (included in cost of sales)	136,970	119,585	117,651	86,067	68,917
Less: Florence site operating costs	(9,949)	-	-	-	-
Gibraltar site operating costs	127,021	119,585	117,651	86,067	68,917
Gibraltar tons milled (thousand tons)	7,000	7,200	7,852	7,663	7,898
Site operating costs per ton milled	$18.15	$16.61	$14.98	$11.23	$8.73

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued on March 30, 2023 with an effective date of March 15, 2023 (the "Florence 2023 Technical Report"), which is available on SEDAR+.  The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng.  Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects.  All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" issued on July 10, 2025 with an effective date of June 15, 2025 (the "Yellowhead 2025 Technical Report"), which is available on SEDAR+.  The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA, Jeremy Guichon, P. Eng., and Adil Cheema, P. Eng.  Mr. Weymark is employed by the Company as Vice President, Engineering, Mr. Guichon is employed by the Company as Director, Mine Engineering, and Mr. Cheema is employed by the Company as Director, Process Engineering.  All three are Qualified Persons as defined by NI 43-101.